Exhibit 99.1

Cash Store Financial to Seek Creditor Protection and Reaches Agreement for DIP Financing

EDMONTON, April 14, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announced today that the Company's board of directors has voted to authorize the Company and its subsidiaries to bring an application in the Ontario Superior Court of Justice to seek protection from creditors under the Companies' Creditors Arrangement Act ("CCAA"). Cash Store Financial's board of directors has also authorized the Company and its subsidiaries to enter into a debtor-in-possession ("DIP") financing agreement pursuant to which up to $20.5 million will be available to the Company to enable the Company and its affiliates to continue operations during the CCAA proceedings.

Protection under the CCAA and the financing available under the DIP financing agreement will provide Cash Store Financial with the time and stability to attempt to restructure its affairs under the CCAA.  The CCAA protections and the DIP financing agreement are subject to approval by the Ontario Superior Court of Justice. Cash Store Financial will provide a further update on these matters once more information is available.

The Company will remain open for business during the CCAA proceeding, its branches will continue to operate and daily lending will not be affected.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, a decision of the Ontario Superior Court of Justice not to grant the relief sought by Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under the DIP financing agreement, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial Services Inc. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

Gordon Reykdal, CEO, at 780-408-5118,

Craig Warnock, CFO, at 780-732-5683, or

Peter Block, NATIONAL Public Relations, 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 09:36e 14-APR-14